October 29, 2010

Via EDGAR

Beverly A. Singleton Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	China Auto Logistics Inc.
Item 4.01 Form 8-K
Filed October 6, 2010
File No. 1-34393

Dear Ms. Singleton:

On behalf of China Auto Logistics Inc. (the “Company”), as counsel for the Company, we hereby submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2010, regarding the above referenced Current Report on Form 8-K.  For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of the Company.

Item 4.01

1.
We note the disclosure that both Stonefield Josephson, Inc. and Marcum LLP are registered with the Public Company Accounting Oversight Board (“PCAOB”), whereas the defined term or name MarcumStonefield is not registered with the PCAOB.  If your newly engaged auditors intend to sign a report as MarcumStonefield, the firm of Marcum LLP will need to file a report with the PCAOB listing that as an alternative name.  Please discuss with your auditors and advise and tell us of any plans to comply with registering the name of MarcumStonefield with the PCAOB.

Response to Comment 1

The Company’s auditors have informed the Company that they intend to sign reports as Marcum LLP, which is registered with the PCAOB.  Therefore the auditors will not be required to file a report with the PCAOB listing an alternative name.

Beverly A. Singleton
October 29, 2010

2.
To the extent you have effectively engaged Marcum LLP, via its merger with Stonefield, as your independent registered public accounting firm, and that the name Marcum LLP, rather than MarcumStonefield, will be the signature on reports, please amend your Item 4.01 Form 8-K to specifically clarify this.  In this regard, please revise your disclosure to clarify whether Marcum LLP are your new auditors or whether MarcumStonefield, a division of Marcum LLP and acting and signing reports on its own are considered to be your newly engaged auditors.  Please note that the Item 4.01 Form 8-K should be amended in its entirety, including providing an updated Exhibit 16 letter from Stonefield Josephson, Inc. as to whether or not they agree with the amended disclosures.  Please advise and, as appropriate, file an amendment to the Item 4.01 Form 8-K as soon as practicable.

Response to Comment 2

Today the Company filed a Current Report on Form 8-K/A which clarifies that the name of the Company’s new auditors is Marcum LLP, which will be the signature on reports.  The Form 8-K/A amends the previously filed Form 8-K in its entirety, including an updated Exhibit 16 letter from Stonefield Josephson, Inc.

The Company acknowledges that it is responsible for the adequacy and the disclosure in the filings; that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

Please do not hesitate to contact me at (212) 536-3915 if you have further questions or would like to discuss any other matters.

Very truly yours,

/s/ Jonathan Barron

Jonathan M. Barron, Esq.